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                                                                    EXHIBIT 99.6

                                                                          , 2000


                          MAXICARE HEALTH PLANS, INC.

                            28,088,072 COMMON SHARES
                           OFFERED PURSUANT TO RIGHTS
                         DISTRIBUTED TO STOCKHOLDERS OF
                          MAXICARE HEALTH PLANS, INC.

Dear Over-subscribing Stockholder:

     This letter is being distributed to you as a shareholder who exercised some or all of your Over-subscription Rights to acquire additional shares of Common Stock, at a subscription price of $1.00 per share, as described in the
Prospectus dated September   , 2000 (the "Prospectus").


     On your Subscription Certificate, which you or your broker delivered to American Stock Transfer & Trust Company, as subscription agent for Maxicare Health Plans, Inc., you exercised and remitted payment for all of your Basic Subscription Rights, thus entitling you to Over-subscription Rights. You or your broker indicated on your Subscription Certificate that you wished to exercise
your Over-subscription rights to acquire an additional           shares of
Common Stock, at $1.00 per share. You were informed in both the Prospectus and the instructions to your Subscription Certificate that your exercise of your Over-subscription Rights may be subject to pro-ration, depending upon the amount of shares sold to other shareholders pursuant to Basic Subscription Rights.


     [The Rights Offering is now complete, and no pro-ration of your Over-subscription Rights is necessary. Attached is a copy of your previously executed Subscription Certificate, indicating the amount of Over-subscription shares to which you committed. Please immediately remit full payment for such Over-subscription shares, at a price of $1.00 per share, to American Stock Transfer & Trust Company, as escrow agent for Maxicare Health Plans, Inc., 59 Maiden Lane, New York, NY 10007, Attn: Reorganization Department.]

     [OR, DEPENDING ON THE OUTCOME OF THE OFFERING]

     [The Rights Offering is now complete, and pro-ration of your Over-subscription Rights was necessary. Attached is a copy of your previously executed Subscription Certificate, indicating the amount of Over-subscription shares to which you committed. Due to necessary pro-ration, only
          Over-subscription shares were allotted to you. Please immediately remit payment for these allotted Over-subscription shares, at a price of $1.00 per share, to American Stock Transfer & Trust Company, as escrow agent for Maxicare Health Plans, Inc., 59 Maiden Lane, New York, NY 10007, Attn:
Reorganization Department.]


     Please note that your Over-subscription payment is due no later than 10 days after the date of this letter.



     If you have any questions, please call Pat Fitzpatrick at our Los Angeles office, (213) 765-2000. You may also call the information agent for the offering, Mackenzie Partners, Inc. at (800) 322-2885 (toll-free).


                                          Very truly yours,

                                          MAXICARE HEALTH PLANS, INC.